NorthWestern Energy | 2025 Annual Report | 1 2025 ANNUAL REPORT

Service Territory



HAVRE
KALISPELL
GREAT FALLS
MONTANA
MISSOULA
HELENA
BUTTE
BOZEMAN
BILLINGS
YELLOWSTONE NATIONAL PARK
NORTH DAKOTA
SOUTH DAKOTA
ABERDEEN
HURON
BROOKINGS
MITCHELL
YANKTON
WYOMING
NEBRASKA
NORTH PLATTE
GRAND ISLAND
KEARNEY
Electric
Natural Gas
Wind Farm
Hydro Facilities
Thermal Generating Plants
Natural Gas Reserves

NorthWestern Energy provides electricity and natural gas in the upper Midwest and Northwest, serving approximately 850,300 customers in Montana, South Dakota, Nebraska and Yellowstone National Park. Our business consists of federal- and state-regulated operations, including electric and natural gas distribution and transmission, electric generation and natural gas production.

	YEAR-END SHARE PRICE	BASIC EARNINGS PER SHARE	DIVIDENDS PER SHARE	NET PROPERTY, PLANT & EQUIPMENT (IN BILLIONS)
2021	$57.16	$3.61	$2.48	$5.25
2022	$59.34	$3.25	$2.52	$5.66
2023	$50.89	$3.22	$2.56	$6.04
2024	$53.46	$3.66	$2.60	$6.40
2025	$64.54	$2.95	$2.64	$6.74

MT ELECTRIC

440,700 customers in 225 communities

6,596 miles of transmission lines

18,946 miles of distribution lines

1,660 MW nameplate owned power generation

SD ELECTRIC

65,600 customers in 118 communities

1,344 miles of transmission lines

2,386 miles of distribution lines

420 MW nameplate owned power generation

MT NATURAL GAS

249,400 customers in 123 communities

5,939 miles of distribution pipelines

2,133 miles of intrastate transmission pipelines

18 Bcf gas storage

25 Bcf owned proven natural gas reserves

SD NATURAL GAS

51,200 customers in 82 communities

1,853 miles of distribution pipeline

55 miles of intrastate transmission pipelines

NE NATURAL GAS

43,400 customers in 4 communities

836 miles of pipelines

2 | 2025 Annual Report | NorthWestern Energy

NorthWestern Energy | 2025 Annual Report | 3 A LETTER FROM OUR CEO: As we reflect on 2025, NorthWestern Energy stands at a pivotal moment — one defined by strategic growth, continuous improvement and our commitment to powering progress today and tomorrow. This year, our commitment to delivering safe, reliable and affordable energy has been matched by transformative actions and strong stock performance, all while preparing for an exciting new chapter as we work to position ourselves well for a changing utility environment. 2025 was a year of change for the utility environment, and we don’t expect those changes to slow down in the coming years. This rapid transformation is driven by evolving customer expectations, technological innovation and shifting regulatory landscapes. Today’s energy companies must navigate increasing demand for reliable, affordable and sustainable energy while adapting to new challenges such as severe weather events, cybersecurity risks, and serving new large-load customers. At the same time, industry consolidation and strategic partnerships are reshaping the competitive landscape and enabling energy companies to achieve greater scale, resilience and efficiency. Our dedicated team of 1,667 employees continues to rise to these challenges and find innovative solutions. As we look ahead, these changes require us to remain agile, invest in modern infrastructure and embrace innovation to continue powering progress for our customers and communities — today and tomorrow.

4 | 2025 Annual Report | NorthWestern Energy STRATEGIC MERGER: BUILDING A PREMIER REGIONAL UTILITY In August, NorthWestern Energy and Black Hills Corporation (Black Hills) announced a definitive agreement to combine in an all-stock, tax-free merger. Our merger with Black Hills is a bold step in powering progress for our customers and communities — today, by enhancing reliability and scale, and tomorrow, by positioning us for sustainable growth. This transaction will create a premier regional regulated electric and natural gas company, serving approximately 2.1 million customers across eight contiguous states. The combined company will have a market capitalization of $9.8 billion and an enterprise value of $18 billion as of Feb. 23, 2026. This merger is expected to be accretive to both companies’ earnings per share (EPS) in the first year and supports an increased long-term EPS target growth rate of 5% to 7%, up from 4% to 6%. The merger is expected to close in the second half of 2026. Key benefits for investors include: • Increased scale across contiguous service territory enhances diversification, resulting in a more resilient company to safely, reliably, and cost-effectively meet customers’ growing energy needs. • Strong and predictable earnings and cash flows with more efficient access to capital to be credit enhancing and support a high-quality credit profile. • Better positioned to capture accretive growth opportunities together than either company could achieve independently. • Combines two complementary teams with shared cultures focused on operational excellence and exceptional customer service.

NorthWestern Energy | 2025 Annual Report | 5 ENERGY WEST ACQUISITION A major milestone in 2025 was the successful acquisition of Energy West’s natural gas distribution system in Montana. This transaction added approximately 33,000 natural gas customers and 43 skilled employees to our Montana operations, expanding our footprint in Great Falls and surrounding communities. The acquisition strengthens our ability to deliver safe and reliable service by integrating Energy West’s infrastructure into our existing network. It also provides operational synergies and positions us to better manage supply and demand across a broader service area today and into the future.

6 | 2025 Annual Report | NorthWestern Energy REGULATORY AND LEGISLATIVE  PROGRESS In 2025, NorthWestern Energy continued to advance its operational and regulatory priorities, strengthening our foundation for long-term growth and resilience. Through proactive engagement with regulators and strategic investments, we secured constructive rate settlements across key jurisdictions, enhanced our risk management framework with forward- thinking wildfire legislation and expanded our customer base through a strategic acquisition. These achievements underscore our commitment to delivering reliable service, managing risk and positioning the company for sustainable value creation in a dynamic energy landscape. Constructive rate review settlements in Montana and Nebraska marked a significant achievement for NorthWestern Energy in 2025. These regulatory outcomes were the result of proactive engagement with state commissions and stakeholders, reflecting our commitment to transparency and collaboration. The settlements enable us to recover increased system investments, operating costs driven by inflation and evolving service requirements, while ensuring we can continue to provide safe, reliable and affordable energy to our customers. By securing fair and timely cost recovery, we strengthen our ability to invest in critical infrastructure and maintain high standards of

NorthWestern Energy | 2025 Annual Report | 7 REGULATORY AND LEGISLATIVE  PROGRESS service across our territories well into the future. As we navigate a dynamic energy landscape, these constructive rate outcomes provide a solid foundation for sustainable growth and long-term value creation for all stakeholders. The passage of Montana House Bill 490 in 2025 represents a major advancement in NorthWestern Energy’s approach to wildfire risk management. This forward-thinking legislation, which received broad bipartisan support, establishes clear liability protections for electric utilities operating in the state. House Bill 490 supports our ongoing commitment to safety and reliability by encouraging continued investment in wildfire prevention and grid hardening. The legislation reduces the risk of unpredictable legal exposure and incentivizes utilities to proactively manage wildfire threats through robust mitigation plans. By clarifying the legal standards and limiting strict liability for wildfire-related damages, the bill provides much-needed regulatory certainty for our operations. This clarity enables NorthWestern Energy to plan and execute wildfire mitigation strategies with greater confidence, knowing that prudent investments and actions — when aligned with an approved mitigation plan — are recognized and protected under state law.

8 | 2025 Annual Report | NorthWestern Energy GROWTH AND INFRASTRUCTURE  INVESTMENTS On the first day of 2026, NorthWestern Energy became the majority owner of Colstrip Units 3 and 4, increasing our ownership stake to 55%. Our acquisition of Puget Sound Energy’s 370-megawatt share and Avista’s 222-megawatt share of the Colstrip Plant at zero cost will allow us to provide energy in a more affordable manner than if we had built a new generation resource. This strategic acquisition is a cornerstone of our commitment to providing reliable and cost- effective energy for Montana customers, today and tomorrow. The 222-megawatt Avista share will allow us to meet resource adequacy for our Montana customers and the 370-megawatt Puget Sound share provides us with excess capacity to serve data centers and other large- load customers. With majority ownership, NorthWestern gains greater operational control and the ability to guide future investments and maintenance decisions at the facility. This ensures the plant continues to deliver cost- effective on-demand, 24/7 generating capacity.. In South Dakota, an existing diesel-fired 28.8-megawatt generating plant in the Aberdeen area is being replaced with two new natural gas turbines, expected to begin serving our South Dakota customers in 2026. This upgrade improves efficiency and will increase the system’s reliability, ensuring we can meet customers’ energy needs in all weather conditions. We are also advancing regional reliability through the planned construction of a new 131-megawatt natural gas generation facility in Aberdeen,

NorthWestern Energy | 2025 Annual Report | 9 GROWTH AND INFRASTRUCTURE  INVESTMENTS South Dakota. This project is a direct response to updated resource accreditation and planning reserve margin requirements from the Southwest Power Pool, reflecting the region’s growing demand for dependable energy. The new facility will provide flexible, dispatchable generation to help balance the variability of renewable resources and meet peak demand, ensuring our customers continue to receive uninterrupted service. With an anticipated investment of approximately $300 million, this expansion is not only a testament to our commitment to reliability but also a key component of our long-term capital investment strategy. With over $3.2 billion in grid modernization investments planned for 2026 through 2030, we are powering progress by strengthening our infrastructure for today’s needs and tomorrow’s opportunities. These investments focus on upgrading transmission, generation and distribution infrastructure across our service territories. By enhancing and hardening our grid, we are preparing for the increasing threats posed by severe weather, wildfires and cybersecurity risks. Our modernization efforts also support the integration of renewable energy resources, improve service reliability, and enable us to meet the evolving needs of our customers and communities. These forward-looking investments are foundational to our strategy for sustainable growth and long-term value creation for all stakeholders today and in the future.

10 | 2025 Annual Report | NorthWestern Energy CUSTOMER AND COMMUNITY  FOCUS Delivering uninterrupted power is at the heart of NorthWestern Energy’s mission. In 2025, our customers experienced exceptional electric reliability, with uninterrupted service 99.985% of the time. We consistently deliver electric reliability that places our performance in the first or second quartile amongst our peer utilities. This is meaningful when you consider our large rural and rugged service territories. This achievement reflects our ongoing investments in grid modernization and proactive maintenance. This high level of reliability is especially important as our service territory faces increasingly complex challenges, including severe weather events and growing energy demand from new industries such as data centers. For more than a decade, grid resiliency has been a major focus for NorthWestern Energy. Despite the challenges posed by our rural service territory, our reliability consistently outperforms that of our industry peers. Our reliable service is due in large part to our Distribution System Infrastructure Project (DSIP), which began in 2011 with the goal of heading off potential problems with aging infrastructure, addressing capacity needs and laying the foundation for increasing technology deployment, and still continues today. In addition to grid resiliency, we invest in many customer-facing programs, which has helped us outperform many of our peers in customer satisfaction scores. Our investment in Advanced Metering Infrastructure allowed us to change the way we communicate with our customers. In mid-2025, we launched our Preference Center,

NorthWestern Energy | 2025 Annual Report | 11 CUSTOMER AND COMMUNITY  FOCUS which allows customers to sign up for alerts regarding their billing, payments, outages, safety, company news and more. Our commitment to reliability and advanced technology supports our customers’ daily lives and business operations and reinforces our reputation as a trusted energy partner in the communities we serve. NorthWestern Energy’s dedication to community engagement goes far beyond providing energy. In 2025, the company contributed $2.1 million in charitable giving to 414 communities across our three-state service territory. These contributions supported a wide range of local initiatives, from disaster relief and educational programs to scholarships and economic development. We also provided $1.54 million to fish and wildlife projects and $630,000 in recreation funds. Our employees are active volunteers, lending their time and expertise to causes that strengthen the social fabric of the places they call home. Our commitment to charitable giving and volunteerism is about powering progress in the communities we serve — supporting well-being and growth now and fostering resilience for the future. We believe supporting community organizations and local development is essential to building resilient, vibrant communities. By investing in the well-being of our neighbors, NorthWestern Energy helps ensure the benefits of reliable energy extend beyond the grid, fostering growth, opportunity and a higher quality of life for all.

12 | 2025 Annual Report | NorthWestern Energy At NorthWestern Energy, our commitment to sustainability is at the heart of how we power progress today and tomorrow. Sustainability goes far beyond environmental issues. It also encapsulates safety, employee engagement and financial strength. Sustainability means meeting the needs of our customers and communities today, while planning and investing for a brighter tomorrow. This enduring focus is built on financial soundness, constructive policy and a culture of integrity. Our dedication to sustainability is the reason we’ve been in business for more than 100 years, and the reason we will continue to thrive. Sustainability guides our actions as we serve some of the most beautiful regions in the country. We recognize that every decision we make impacts the environment, and through our environmental programs, we actively seek ways to protect and enhance rivers, streams and habitats. As the owner and operator of 11 hydroelectric facilities in Montana, habitat improvement is a top priority for our Protection, SUSTAINABILITY  PLANNING FOR THE FUTURE

NorthWestern Energy | 2025 Annual Report | 13 Mitigation, and Enhancement program. Our avian protection initiatives, including building nesting platforms for ospreys and ensuring new power poles are avian safe, further demonstrate our commitment to safeguarding wildlife. Powering progress also means investing in our workforce. We offer competitive pay and comprehensive benefits to our employees, who are our most valuable asset. As an Equal Opportunity Employer, we provide attractive salaries, robust retirement contributions, and a wide range of health and wellness plans, all designed to meet the diverse needs of our team. Our number one goal is employee health and safety, and our strong safety culture ensures we watch out for one another every day. By integrating sustainability into every aspect of our operations, we are powering progress today and ensuring tomorrow’s success — for our employees, our customers, our communities and our shareholders. SUSTAINABILITY  PLANNING FOR THE FUTURE

14 | 2025 Annual Report | NorthWestern Energy FINANCIAL PERFORMANCE AND OPERATIONAL EFFICIENCY Our disciplined cost management and operational efficiency are not just driving results today — they are laying the groundwork for future progress, ensuring NorthWestern Energy remains a resilient and forward-looking utility. We invested nearly $590 million in 2025 into our utility operations to support reliability and growth projects. We strive to deliver long-term financial value to our shareholders. This past year we paid a dividend of $2.64 per share, which was a dividend yield of 4.1% on our stock price at year end. Our stock price performed well this year, achieving a 26.4% total shareholder return driven by the expected merger with Black Hills, our growth initiatives, and constructive rate reviews in our jurisdictions. Importantly, we continue to deliver value through disciplined cost management and operational efficiency. LOOKING AHEAD As we prepare to join forces with Black Hills, our focus remains on delivering shareholder value, supporting our communities and powering progress for all stakeholders. We are proud of our dedicated workforce of highly engaged employees, and we look forward to combining our talented team with the great team at Black Hills. The combined company will be well-positioned to meet rising energy demand, accelerate investment in critical infrastructure, and advance a clean energy future. As we prepare for many exciting changes ahead, we’re also focused on what will not change: our SERVICE values of safety, excellence, respect, value, integrity, community and environment. These values are as important now as they were a decade ago when we drafted them. Our SERVICE values continue to keep us working together and fulfilling our commitment to one another and to the communities we serve, while helping keep each other and our customers safe. Thank you for your continued trust and support as we power progress today and tomorrow — building a brighter, more resilient future together. Sincerely, Brian Bird President & CEO, NorthWestern Energy

NorthWestern Energy | 2025 Annual Report | 15 Executive Team Brian Bird President and Chief Executive Officer In current position since 2023. Previously Chief Financial Officer from 2003- 2021 and President and Chief Operating Officer from 2021-2022. Experience with energy and other large industrial companies since 1986. Crystal Lail Chief Financial Officer Responsible for accounting, financial reporting, payroll, accounts payable, regulatory accounting, SOX controls, treasury, internal audit, enterprise risk management, financial planning and analysis, tax, investor relations, compensation and benefits. Current position since 2021. In energy industry since 2003. Shannon Heim General Counsel and Vice President - Federal Government Affairs Responsible for all in-house and outside legal activities, federal government affairs, FERC compliance, risk management and contracts. Current position since 2023. Michael Cashell Vice President - Transmission Responsible for all electric transmission and natural gas transmission, storage operations, NERC compliance, physical security and support services. Current position since 2011. In energy industry since 1986. John Hines Vice President - Supply and Montana Government Affairs Responsible for electric and natural gas planning, procurement and generation operations, the company’s environmental function and Montana’s government affairs. Current position since 2011. In energy industry since 1989. Jason Merkel Vice President - Distribution Responsible for electric and natural gas distribution operations, and substation operations. Current position since 2022. In energy industry since 1993. Bleau LaFave Vice President - Asset Management and Business Development Responsible for distribution and transmission asset management, long-term resources and business development. Current position since 2023. In energy industry since 1994. Bobbi Schroeppel Vice President - Customer Care, Communications and Human Resources Responsible for customer care, economic development, key account management, community relations, corporate communications, human resources, labor relations and safety. Current position since 2002. In energy industry since 1994. Jeanne Vold Vice President - Technology Responsible for technology operations and deployment, cyber security, network operations and strategic direction. Current position since 2021. In energy industry since 1999.

16 | 2025 Annual Report | NorthWestern Energy Mahvash Yazdi Director, Human Resources Committee Chair Committees: Human Resources (Chair), Operations Director since December 2019 Jeffrey Yingling Director, Audit Committee Chair Committees: Audit (Chair), Nominating and Governance Director since October 2019 Kent Larson Director Committees: Audit, Operations Director since July 2022 Jan Horsfall Director, Operations Committee Chair Committees: Operations (Chair), Audit Director since April 2015 Linda Sullivan Board Chair Director since April 2017 Sherina Maye Edwards Director Committees: Nominating and Governance; Human Resources Director since April 2023 Brian Bird Director, President and Chief Executive Officer Director since January 2023 Britt Ide Director, Nominating and Governance Committee Chair Committees: Nominating and Governance; Human Resources Director since April 2017 Board of Directors Dave Goodin Director Committees: Audit, Operations Director since December 2024

NorthWestern Energy | 2025 Annual Report | 17 Board of Directors FINANCIAL HIGHLIGHTS 2025 2024 Change Utility Margin ($000’s) * $1,200,804 $1,080,082 11.2% Net Income ($000’s) $181,092 $224,111 -19.2% GAAP Earnings per Diluted Share $2.94 $3.65 -19.5% Return on Average Equity 6.3% 8.0% -21.3% Dividends Declared per Common Share $2.64 $2.60 1.5% Dividend Payout Ratio 89.8% 71.2% 26.1% Total Debt to Capitalization Ratio 54.5% 52.0% 4.7% Total Capital Investment ($000’s)** $588,921 $547,927 7.5% Number of Customers 850,300 787,000 8.0% Number of Employees 1,667 1,585 5.2% Retail Volumes Delivered (000's) Electric (megawatt hours) 10,630 10,721 -0.8% Natural Gas (dekatherms) 35,854 31,343 14.4% * Utility Margin is considered a non-GAAP financial measure ** PP&E Additions plus AFUDC Credit from the cash flow statement plus change in capital expenditures included in trade accounts payable $75 $100 $125 $150 $175 $200 $225 1/1/2021 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 NWE S&P 500 Index S&P 500 Utility Index Total Shareholder Return Investing $100 over 5 Years (1/1/2021 to 12/31/2025) TOTAL SHAREHOLDER RETURN The following table assumes $100 was invested in our common stock on Jan. 1, 2021 and compares the share price performance with the S&P Utility Index and the S&P 500 Index for the years ending Dec. 31, 2021, 2022, 2023, 2024 and 2025. Total return is computed assuming reinvestment of dividends. 1/1/2021 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025 NorthWestern Energy $100.00 $102.08 $110.77 $99.55 $110.01 $139.04 S&P 500 Index $100.00 $128.71 $105.40 $133.10 $166.40 $196.16 S&P Utility Index $100.00 $117.67 $119.51 $111.05 $137.07 $159.06 CREDIT RATINGS Moody’s S&P Fitch NWEG (Hold-Co.) Issuer - BBB BBB Secured - - - Unsecured - - BBB Outlook - Positive Stable NW Corp. (MT Op.-Co.) Issuer Baa2 BBB BBB Secured A3 A- A- Unsecured Baa2 - BBB+ Outlook Stable Positive Stable NWEPS (SDNE Op.-Co.) Issuer Baa2 BBB BBB Secured A3 A- A- Unsecured - - BBB+ Outlook Stable Stable Stable

18 | 2025 Annual Report | NorthWestern Energy CORPORATE SUPPORT OFFICE NorthWestern Energy 3010 W. 69th Street | Sioux Falls, SD 57108 Phone: (605) 978-2900 | Fax: (605) 978-2910 Website: www.northwesternenergy.com INVESTOR RELATIONS Phone: (605) 978-2945 Email: investor.relations@northwestern.com MARKET INFORMATION AS OF DECEMBER 31, 2025 Nasdaq Ticker Symbol: NWE Year-end Closing Price: $64.54 Shares Outstanding: 61.4 million Market Capitalization: $4.0 billion Dividend Yield: 4.1% COMMON STOCK DIVIDENDS In February 2026 we increased our quarterly dividend to 67 cents per share. Anticipated record and payment dates for 2026 are as follows: RECORD DATE PAYMENT DATE March 13 March 31 June 15 June 30 September 15 September 30 December 15 December 31 REGISTRAR, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT Questions regarding stock transfer, lost certificates and dividend checks should be referred to: Computershare c/o Shareholder Services 150 Royall St. Canton, MA 02021 Telephone: 1+ (800) 736-3001 Internet: www.computershare.com DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN NorthWestern Energy offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders. Information is available on our website at NorthWesternEnergy.com/dividend 2026 VIRTUAL ANNUAL MEETING April 30, 2026 10:00 a.m. Mountain Daylight Time www.virtualshareholdermeeting.com/NWE2026 INDEPENDENT REGISTERED ACCOUNTING FIRM Deloitte & Touche LLP 50 South Sixth Street, Suite 2800 Minneapolis, MN 55402 BROKERAGE ACCOUNTS Stock purchased and held for a shareholder by a broker is listed in the broker’s name, or “street name.” Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker. FINANCIAL PUBLICATIONS The company reports details concerning its operation and other matters periodically to the Securities and Exchange Commission on Form 8-K, Form 10-Q and Form 10-K. These publications are available on our website at NorthWesternEnergy.com/SECfilings. You may request a copy of these publications, free of charge, by contacting Investor Relations. CORPORATE GOVERNANCE INFORMATION Corporate governance information, including our Corporate Governance Guidelines, Code of Conduct and Ethics, Code of Ethics for CEO and Senior Financial Officers, and charters for the Committees of our Board of Directors, is available on our website at NorthWesternEnergy.com/CorpGov This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security. © 2026 NorthWestern Energy Group, Inc. All rights reserved. Printed on recycled paper. Investor Information

Montana Operational Support Office 11 East Park Street Butte, MT 59701 (406) 497-1000 South Dakota/Nebraska Operational Support Office 600 Market Street West Huron, SD 57350 (605) 353-7478 Corporate Support Office 3010 West 69th Street Sioux Falls, SD 57108 (605) 978-2900